Exhibit 99.1

Angeion Corporation 350 Oak Grove Parkway St. Paul, MN 55127 USA Telephone: (651) 484-4874 Facsimile: (651) 484-4826

FOR IMMEDIATE RELEASE

Angeion Corporation Announces Increase in Stock Repurchase Program

ST. PAUL, Minn. — (September 13, 2010) — Angeion Corporation (NASDAQ: ANGN) today announced that its Board of Directors has approved an increase in the Company’s stock repurchase program.  Under the amended plan, the Company is authorized to purchase up to $2 million worth of its outstanding shares of common stock in the open market or in privately negotiated transactions between now and April 30, 2011.

Rodney A. Young, Angeion’s president and chief executive officer, said the Board increased the repurchase program due to the stock’s current price level and Angeion’s continued strong capital position.  Young stated: “We believe repurchasing our shares represents an attractive investment opportunity that will benefit the Company and our shareholders.  The larger repurchase program will not affect our ability to continue to invest in growth initiatives that are key to our future success.”

Angeion intends to make its public purchases in compliance with SEC Rule 10b-18.  Under that rule, Angeion may purchase shares in the open market or in privately negotiated transactions.  Open market purchases are limited, in any single day, to 25% of the average daily trading volume for the prior four calendar weeks.  The average daily trading volume for the four weeks ended September 10, 2010 was 4,581 shares.  This would allow Angeion to purchase a total of 1,145 shares per day through open market purchases.  Repurchases through privately negotiated transactions are not subject to these restrictions.

On March 16, 2010, Angeion had previously announced its intention to purchase up to $1 million of its common stock.  Through September 10, 2010, Angeion had bought back a total of 65,249 shares at a cost of $299,000.  Now the total amount remaining authorized for purchase under the revised program is approximately $1.7 million.

The timing and actual number of shares purchased will depend upon a variety of factors, such as price, corporate and regulatory requirements, alternative investment opportunities, and other market and economic conditions.  Angeion will fund repurchases from its available working capital.  This program may be started, suspended or terminated at any time, or from time to time at management’s discretion without prior notice.

As of July 31, 2010, Angeion had cash and investments of $10.3 million, shareholders’ equity of $15.5 million and had 4,135,009 shares outstanding.

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About Angeion Corporation

Founded in 1986, Angeion Corporation acquired Medical Graphics Corporation in December 1999.  Medical Graphics develops, manufactures and markets non-invasive cardiorespiratory diagnostic systems that are sold under the MedGraphics (www.medgraphics.com) and New Leaf (www.newleaffitness.com) brand and trade names.  These cardiorespiratory diagnostic systems have a wide range of applications in healthcare as well as health and fitness. The Company’s products are sold internationally through distributors and in the United States through a direct sales force that targets heart and lung specialists located in hospitals, university-based medical centers, medical clinics and physicians’ offices, pharmaceutical companies, medical device manufacturers, clinical research organizations, health and fitness clubs, personal training studios, and other exercise facilities.  For more information about Angeion, visit www.angeion.com.

Contact:	Rodney A. Young, President and Chief Executive Officer, or Larry Degen, Interim Chief Financial Officer at (651) 484-4874

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